SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom Press Release dated April 3, 2007 re: filing on March 30, 2007 of France Telecom’s 2006 document de référence with the Autorité des Marchés Financiers.

Paris, April 3, 2007

France Telecom filed on March 30, 2007 its 2006 document de référence with the Autorité des Marchés Financiers.

The document de référence is available in French on the website of the company (www.francetelecom.com) and of the AMF (www.amf-france.org). An English translation will be available shortly.

Press contact: + 33 1 44 44 93 93

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 3, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information